UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nurix Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per shares

(Title of Class of Securities)

67080M103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67080M1039	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur T. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,272,832(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,272,832(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,832(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 308,333 shares of common stock, (ii) 2,364,499 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2024, and (iii) 150,000 shares of common stock held by each of CMS Family Trust DTD, EES Family Trust DTD, IGS Family Trust DTD and LAS Family Trust DTD. Dr. Sands is the trustee of the CMS Family Trust, EES Family Trust, IGS Family Trust and LAS Family Trust.

(2)	Based on 67,098,027 shares of the Issuer’s Common Stock outstanding as of September 30, 2024.

CUSIP No. 67080M103	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Nurix Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1700 Owens Street, Suite 205
San Francisco, CA 94158

Item 2(a)	Name of Person Filing:

Arthur T. Sands

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Nurix Therapeutics, Inc.
1700 Owens Street, Suite 205
San Francisco, CA 94158

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

67080M103

Item 3.	Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

3,272,832(1)

	(b)	Percent of Class:

4.7%(2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

3,272,832(1)

(ii) Shared power to vote or direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

3,272,832(1)

(iv) Shared power to dispose or to direct the disposition of:

0

(1)	Includes (i) 308,333 shares of common stock, (ii) 2,364,499 shares underlying options to purchase common stock that are exercisable within 60 days of September 30, 2024, and (iii) 150,000 shares of common stock held by each of CMS Family Trust DTD, EES Family Trust DTD, IGS Family Trust DTD and LAS Family Trust DTD. Dr. Sands is the trustee of the CMS Family Trust, EES Family Trust, IGS Family Trust and LAS Family Trust.

(2)	Based on 67,098,027 shares of the Issuer’s Common Stock outstanding as of September 30, 2024.

CUSIP No. 67080M1039	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 67080M1039	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

	By:	/s/ Arthur T. Sands
	Name:	Arthur T. Sands